Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser.

If you have recently sold or transferred all of your shares in Immunocore Holdings plc, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents.

The Notice of Annual General Meeting to be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 at 2:00 p.m. (British Summer Time) on 16 May 2023 is set out at the end of this document.

Shareholders may submit a proxy vote using the form of proxy enclosed, if applicable. All Shareholders will also be able to submit a proxy electronically using the website https://www.investorcentre.co.uk/eproxy. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service.

Immunocore Holdings plc
(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 13119746)

Notice of Annual General Meeting 2023

to be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom
and electronically via meetnow.global/IHCAGM2023
on 16 May 2023 at 2:00 p.m. (British Summer Time)

No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document.

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These statements include, but are not limited to, the timing of the Annual General Meeting, the presence of Directors at the Annual General Meeting, the acceptance of proxies, and the performance of information technology and other providers. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditor of the Company. Any forward-looking statements are based on the Company’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the potential impact of the COVID-19 pandemic and the performance of information technology and third-party service providers. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F for the year ended 31 December 2022 filed with the SEC on 1 March 2023, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The Company undertakes no duty to update this information, except as required by law.

Notice to persons outside the United Kingdom

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

DEFINITIONS

The following words and expressions apply throughout this document and the Notice of Annual General Meeting, unless the context requires otherwise:

“Act”	the Companies Act 2006 (as amended);

“ADSs”	American Depositary Shares, each an “ADS” and each representing one Ordinary Share;

“AGM” or “Annual General Meeting”
the 2023 Annual General Meeting of the Company to be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 at 2:00 p.m. (British Summer Time) on 16 May 2023, notice of which is set out on pages 9 to 10 of this document;

“Articles”	the articles of association of the Company in force at the date of this document;

“Audit Committee”	the audit committee of the Board;

“Company”	Immunocore Holdings plc, a company registered in England and Wales with company number 13119746 and registered office at 92 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom, OX14 4RY;

“Computershare” or “Registrar”	Computershare Investor Services PLC;

“Deferred Shares”	the deferred shares of £0.0001 each in the capital of the Company;

“Depositary”	Citibank, N.A., the depositary for the ADSs;

“Directors” or “Board”	the directors of the Company as at the date of this document, whose names are set out on page 4 of this document, and a “Director” means any one of them;

“Directors’ Remuneration Policy”	the Directors’ remuneration policy of the Company set out on pages 22 to 44 of the UK Annual Report;

“Directors’ Remuneration Report”	the Directors’ remuneration report of the Company set out on pages 19 to 44 of the UK Annual Report;

“Non-Voting Ordinary Shares”	the non-voting ordinary shares of £0.002 each in the capital of the Company;

“Notice of Annual General Meeting”	the notice convening the Annual General Meeting as set out on pages 9 to 10 of this document;

“Ordinary Shares”	the ordinary shares of £0.002 each in the capital of the Company;

“Remuneration Committee”	the remuneration committee of the Board;

“Resolutions”	the resolutions to be proposed at the Annual General Meeting as set out in the Notice of Annual General Meeting, each a “Resolution”;

“SEC”	the U.S. Securities and Exchange Commission;

“Shareholders”	the holders of Ordinary Shares; and

“UK Annual Report”	the accounts for the Company for the financial year ended 31 December 2022, together with the reports of the Directors and the auditor thereon.

LETTER FROM THE CHAIRMAN

Immunocore Holdings plc
(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 13119746)

Directors	Registered Office
Professor Sir John Bell (Chairman)	92 Park Drive, Milton Park
Dr. Bahija Jallal (Chief Executive Officer and Director)	Abingdon, Oxfordshire
Travis Coy (Non-executive Director)	United Kingdom
Roy S. Herbst, M.D., Ph.D. (Non-executive Director)	OX14 4RY
Siddharth Kaul (Non-executive Director)
Robert Perez (Non-executive Director)
Kristine Peterson (Non-executive Director)
Professor Sir Peter J. Ratcliffe (Non-executive Director)

18 April 2023

Dear Shareholder,

Notice of 2023 Annual General Meeting

1.	Introduction

I am pleased to invite you to our 2023 Annual General Meeting which will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 at 2:00 p.m. (British Summer Time) on 16 May 2023. The Annual General Meeting will be held as a hybrid general meeting so that Shareholders will be able to participate in the meeting in person or electronically. The Notice of Annual General Meeting can be found on pages 9 to 10 of this document.

In addition to highlighting the business to be transacted at the Annual General Meeting, this document explains the background to the Resolutions that will be considered at the Annual General Meeting, why the Directors consider the Resolutions to be in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions.

If any arrangements in respect of the Annual General Meeting change between now and the date of the Annual General Meeting, we will provide an update on our website (https://ir.immunocore.com/news- events/news-releases). Shareholders should check for any such updates.

2.	Action to be taken in respect of the Annual General Meeting

Your vote is important to us. Shareholders who attend the Annual General Meeting in person or electronically via meetnow.global/IHCAGM2023 will be able to vote during the meeting. Alternatively, Shareholders can appoint a proxy and submit voting instructions in advance of the Annual General Meeting.

Shareholders can appoint a proxy and submit voting instructions:

●
by completing and returning the paper form of proxy enclosed with this document, if applicable. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

●	by logging on to https://www.investorcentre.co.uk/eproxy and following the instructions; or

●	via the CREST electronic proxy appointment service (see notes 13 to 15 on pages 12 and 13).

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 2:00 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, by 2:00p.m. (British Summer Time) on the day two working days prior to the adjourned meeting).

The completion and return of a form of proxy, submission of a proxy instruction electronically or submission of a CREST proxy instruction will not preclude Shareholders from attending and/or voting at the Annual General Meeting should they so wish. Shareholders who wish to vote are strongly encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadline set out above. The Board recommends that Shareholders appoint the chair of the Annual General Meeting as their proxy.

In accordance with the Articles, voting on all Resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands.

If Shareholders have any questions about this document or the Annual General Meeting, please contact our Registrar, Computershare, at 0370 703 0387 or corporate-representatives@computershare.co.uk. Please note that Computershare cannot provide advice on the merits of the Resolutions or give any financial, legal or tax advice.

Holders of ADSs should refer to the paragraph headed “Holders of ADSs” on pages 16 and 17 for voting information.

Holders of Non-Voting Ordinary Shares and Deferred Shares do not have any right to receive notice of, or to attend or vote at, the Annual General Meeting.

3.	How to attend and speak at the Annual General Meeting

The Annual General Meeting will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023. The Annual General Meeting will commence at 2:00 p.m. (British Summer Time) on 16 May 2023.

The Annual General Meeting will be held as a hybrid general meeting so that Shareholders will be able to participate in the meeting either in person or electronically. However, the Board is strongly encouraging Shareholders wishing to attend the Annual General meeting to join electronically at meetnow.global/IHCAGM2023. Please note that none of the Directors will be present at the physical meeting location.

Attending the AGM in person

Please be prepared to provide evidence of your shareholding and/or identity. If you are attending on behalf of a registered holder of shares you must bring a form of identification and evidence of your appointment to represent that Shareholder, including their admission card if possible. This includes people appointed as proxies, corporate representatives and those with power of attorney. For further details on attending the AGM in person, please refer to note 1 on page 11 of this document.

Attending the AGM electronically

Shareholders seeking to join and participate in the Annual General Meeting electronically may experience local technical difficulties, such as poor internet connection. In the event of technical difficulties with the site you may either call our Registrar on the telephone number provided on the site or, once you have entered the Annual General Meeting, you can raise your question using the chat function. If you experience technical issues prior to the start of the Annual General Meeting you should contact Computershare on the shareholder helpline at 0370 703 0387. For further details on attending the AGM electronically, please refer to notes 2 to 6 on page 11 of this document.

Holders of ADSs should refer to the paragraph headed “Holders of ADSs” on pages 16 and 17 for voting information.

4.	Resolutions

The business to be conducted at the Annual General Meeting consists of consideration of the following Resolutions. All the Resolutions will be proposed as ordinary resolutions. This means that for each of those Resolutions to be passed, more than half of the votes cast must be in favour of the Resolution. A “vote withheld” option will be provided to enable Shareholders to abstain on any Resolution. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a resolution.

Resolution 1: UK Annual Report and Accounts

The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 December 2022, these are all contained in the UK Annual Report.

In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the UK Annual Report, a copy of which may be found at: https://ir.immunocore.com/financials-filings/annual-reports.

Resolution 2: Approval of the Directors’ Remuneration Report

In accordance with section 439 of the Act, Shareholders are requested to approve the Directors’ Remuneration Report as a result of the Company being a quoted company under the Act for the financial year ended 31 December 2022. The Directors’ Remuneration Report is set out on pages 19 to 44 of the UK Annual Report.

The Board considers that appropriate remuneration of directors plays a vital part in helping to achieve the Company’s overall objectives. We encourage Shareholders to read the Directors’ Remuneration Report. Our Board and the Remuneration Committee believe that the policies and procedures as articulated in the Directors’ Remuneration Report are effective and that, as a result of these policies and procedures, we have and will continue to have high-quality directors. Our UK statutory auditor for the financial year ended 31 December 2022, KPMG LLP, has audited those parts of the Directors’ Remuneration Report that are required to be audited. Our Board has approved and signed the report in accordance with the Act.

This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the Resolution is not passed. Although non-binding, our Board and Remuneration Committee will review and consider the voting results when making future decisions regarding our Directors’ remuneration.

Resolutions 3 to 5: Re-appointment of Directors

In accordance with the Articles, the Directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. The Articles provide that at the second annual general meeting of the Company following the listing of the ADSs, each Director in Class II shall retire from office but shall be eligible for re-appointment by ordinary resolution at such annual general meeting. In each case, where such Director is so re-appointed at such annual general meeting they shall be entitled to serve until the third anniversary of such annual general meeting, at which stage such Director shall retire from office but shall be eligible for further re-appointment.

The current Class II Directors are Robert Perez, Kristine Peterson and Siddharth Kaul. In accordance with this requirement, Robert Perez, Kristine Peterson and Siddharth Kaul will retire and offer themselves for re-appointment as Directors at the Annual General Meeting.

Robert Perez, Kristine Peterson and Siddharth Kaul are recommended by the Board for re-appointment. Resolutions 3 to 5 are ordinary resolutions to re-appoint Robert Perez, Kristine Peterson and Siddharth Kaul as Directors.

Notes to Resolutions 3 to 5:

Robert Perez
Non-executive Director

Robert Perez has served on our board of directors since September 2019. Mr. Perez is an Operating Partner and part of General Atlantic’s Operations Group, with a particular focus on the biopharma and life sciences sectors. Before joining General Atlantic in 2019, he served as Managing Director of Vineyard Sound Advisors, LLC, an advisory practice focused on growth companies in the biopharmaceutical industry, from March 2015 to January 2019. Prior to that, Mr. Perez was with Cubist Pharmaceuticals, Inc. from 2003 until its sale to Merck & Co. in 2015, where he held various positions of increasing responsibility, including most recently as its President and Chief Executive Officer. Mr. Perez currently serves on the board of directors of Vir Biotechnology, Inc. and Third Harmonic Bio, Inc., and he previously served on the board of directors of AMAG Pharmaceuticals, Zafgen, Inc., Spark Therapeutics, Inc., Unum Therapeutics and Cidara Therapeutics. We believe Mr. Perez’s breadth of experience in investing and serving on boards of other companies in the biopharma and life sciences industries and his extensive management experience qualify him to serve on our board of directors.

Kristine Peterson
Non-executive Director

Kristine Peterson has served on our board of directors since November 2017. Ms. Peterson most recently served as Chief Executive Officer for Valeritas, Inc. from 2009 to 2016. Prior to joining Valeritas, Ms. Peterson was Company Group Chair of the biotechnology group at Johnson & Johnson from 2006 until 2009, where she was responsible for Commercial, Research & Development, and biologics manufacturing for oncology, immunology and cell therapy, and was Executive Vice President of Pharmaceutical Group Strategic Marketing from 2004 to 2006. Previously, she served as President and Senior Vice President, Commercial Operations for Biovail Corporation. Earlier in her career, Kristine spent 20 years at Bristol-Myers Squibb Company in a variety of senior roles across multiple disease areas, including running their cardiovascular and metabolics business unit. Ms. Peterson currently serves on the board of directors of Paratek Pharmaceuticals, Enanta Pharmaceuticals and ImmunoGen, Inc. She was previously on the board of directors for EyePoint Pharmaceuticals from 2017 to 2020, a senior advisor to the Healthcare Businesswomen’s Association and a Member of the Biotechnology Industry Organization Board. Ms. Peterson has a B.S. and an M.B.A. from the University of Illinois at Urbana-Champaign. We believe Ms. Peterson’s operational knowledge of, and executive- level experience in, the global pharmaceutical and biotech industry qualify her to serve on our board of directors.

Siddharth Kaul
Non-executive Director

Siddharth Kaul has served on our board of directors since June 2022. Mr. Kaul is a seasoned finance professional with deep expertise within the life sciences industry. He retired as Group Treasurer and Head of Business Planning and Analysis at Novartis in 2021 after a 17-year career at the company, where his previous roles included serving as Novartis’ Chief Financial Officer, Pharma Europe and Chief Financial Officer, Pharma U.S. Mr. Kaul led the Novartis strategic review and spin-off of Alcon, Novartis' eye care business. Prior to joining Novartis, Mr. Kaul spent two decades at Procter & Gamble, where he worked in a number of finance leadership roles across financial planning and analysis, strategic planning, and accounting and auditing in the United States and Japan. Mr. Kaul holds a Bachelor of Science in Business Administration from West Virginia University and a Master of Business Administration from Indiana University Bloomington. We believe that Mr. Kaul's extensive experience in finance qualifies him to serve on our board of directors.

Resolutions 6 and 7: Appointment and remuneration of the auditor

The Company is required to appoint an auditor at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. On 9 November 2022, the Company announced that it intended to propose to shareholders at the 2023 AGM that Deloitte LLP be appointed to serve as the Company’s auditor for the financial year ending 31 December 2023. This decision was taken following a competitive audit tender. KPMG LLP, the Company’s prior U.K. statutory auditor and registered public accounting firm, will have resigned prior to the AGM. Following KPMG LLP’s resignation, and prior to the AGM, the Board will have appointed Deloitte LLP as the Company’s U.K. statutory auditor and registered public accounting firm, subject to shareholder approval at the AGM.

Resolution 6 seeks shareholder approval for the appointment of Deloitte LLP as the Company’s auditor to hold office until the conclusion of the next general meeting at which accounts are laid.

Resolution 7 is an ordinary resolution to authorise the Directors to determine the auditor’s remuneration. In accordance with the charter of the Company’s Audit Committee, the Board has delegated authority to the Audit Committee to determine the auditor’s remuneration.

The Audit Committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the Board.

Resolution 8: Authority for political donations and expenditure

The Company does not make, and does not intend to make, any political donations or incur political expenditure. However, the law in this area is widely drafted and could prohibit some activities (such as political lobbying and promoting changes in the laws, which the Board would consider to be in the interest of the Company) unless the Company has first obtained shareholder approval.

This resolution therefore seeks authority to permit political donations and political expenditure in order to authorise activities which would be within the Company’s ordinary business. The resolution also permits political donations made, and political expenditure incurred, by any subsidiary of the Company.

5.	Directors’ recommendation and voting intentions

The Directors consider the Resolutions to be in the best interests of the Company and Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 13,785 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 0.03 per cent of the Company’s total voting rights as at 14 April 2023, the latest practicable date prior to the publication of this document.

Yours faithfully,

Professor Sir John Bell
Chairman

18 April 2023

NOTICE OF ANNUAL GENERAL MEETING

Immunocore Holdings plc
(incorporated and registered in England and Wales under the Companies Act 2006 with registered number 13119746)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Immunocore Holdings plc (the “Company”) will be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 on 16 May 2023 at 2:00 p.m. (British Summer Time) to consider and, if thought fit, pass the following resolutions which will each be proposed as ordinary resolutions.

ORDINARY RESOLUTIONS

1.
To receive and adopt the accounts of the Company for the financial year ended 31 December 2022 together with the reports of the the directors of the Company (the “Directors”) and the auditor thereon (the “UK Annual Report”).

2.	To approve the Directors’ Remuneration Report (other than the Directors’ Remuneration Policy), as set out in the UK Annual Report, for the financial year ended 31 December 2022.

3.
To re-appoint Robert Perez as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re- appointment.

4.
To re-appoint Kristine Peterson as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering herself for re- appointment.

5.
To re-appoint Siddharth Kaul as a Director of the Company, who is retiring in accordance with article 81.3 of the Company’s articles of association and, being eligible, is offering himself for re- appointment.

6.
To appoint Deloitte LLP as the Company’s auditor to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 are complied with.

7.	To authorise the Directors to determine the auditor’s remuneration.

8.	To authorise the Company and all of its subsidiaries at any time during the period for which this resolution has effect to:

(a)	make political donations to political parties and/or independent election candidates not exceeding £50,000 in total;

(b)	make political donations to political organisations other than political parties not exceeding £50,000 in total; and

(c)	incur political expenditure not exceeding £50,000 in total,

in each case during the period beginning with the date of the Annual General Meeting and ending at the close of business on the day on which the next annual general meeting of the Company is held or 16 May 2024, whichever is later. The maximum amounts in (a), (b) and (c) may comprise sums in different currencies, which shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate.

For the purposes of this resolution, the terms “political donations”, “political parties”, “independent election candidates”, “political organisations” and “political expenditure” have the meanings set out in sections 363 to 365 of the Companies Act 2006.

Dated: 18 April 2023

By Order of the Board

Lily Hepworth
Company Secretary

Registered office:
92 Park Drive, Milton Park
Abingdon, Oxfordshire
United Kingdom, OX14 4RY

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

The following notes explain your general rights as a Shareholder and your right to attend and vote at the AGM or to appoint someone else to vote on your behalf. Please note that the below does not apply to holders of ADSs, who should refer to the paragraph headed “Holders of ADSs” on pages 16 and 17.

Attending the AGM in person

1.
If you wish to attend the AGM in person, we recommend that you arrive by 1:45 p.m. (British Summer Time) to enable us to carry out all the registration formalities to ensure a prompt start at 2:00 p.m. (British Summer Time). If the proposed format of and arrangements for the AGM need to be revised, the Company will notify Shareholders via its website (https://ir.immunocore.com/news-events/news-releases).

Participating at the AGM electronically

2.
In order to participate at the AGM electronically, you will need to visit meetnow.global/IHCAGM2023 on your device operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that you check your system capabilities in advance of the meeting day. To be able to ask a question and be seen by the Board and those attending the AGM, you must log into the AGM where the information on how to enter the virtual waiting room will be available. The process of asking questions, voting and accessing the AGM presentation will be further explained by the chair of the AGM and the operator during the AGM.

3.
If you are a Shareholder, you can use your unique Shareholder Reference Number and PIN as displayed on your form of proxy/attendance card. If you are an appointed proxy or a corporate representative you will have had to be provided with a unique invite code to enter the AGM and exercise your rights. These credentials will be issued one working day prior to the AGM, conditional on evidence of your proxy appointment or corporate representative appointment having been received and accepted. If you have not been provided with your meeting access credentials, please ensure you contact Computershare on the morning of the AGM, but no later than 2 hours before the start of the AGM.

4.
Access to the AGM via meetnow.global/IHCAGM2023 will be available from 1:45 p.m. (British Summer Time) on 16 May 2023. During the AGM, you must ensure you are connected to the internet at all times in order to vote when the chair of the AGM commences polling on the Resolutions being put to the AGM. Therefore, it is your responsibility to ensure connectivity for the entire duration of the AGM.

5.
After the Resolutions have been proposed and opened, voting options will appear on the screen. Press the option corresponding with the way in which you wish to vote. Your vote has been cast when the check mark appears. To change your vote, select “change my vote”.

6.
If you experience any technical issues with the site you may either call Computershare on the telephone number provided on the site or, once you have entered the AGM, you can raise your question using the chat function. If you have technical issues prior to the start of the AGM you should contact Computershare on the shareholder helpline at 0370 703 0387.

Voting

7.	You can attend and vote at the AGM either in person or electronically. Alternatively, you can appoint a proxy and submit voting instructions either:

a.
by completing and returning the paper form of proxy enclosed with this notice, if applicable. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

b.	by logging on to https://www.investorcentre.co.uk/eproxy and following the instructions; or

c.	in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with procedures set out in notes 13 to 15 below.

8.
The completed form of proxy, voting instruction via https://www.investorcentre.co.uk/eproxy or any CREST Proxy Instruction (as described in notes 13 to 15 below), as the case may be, must be received by the Registrar by 2:00 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, by 2:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting).

9.
If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use of https://www.investorcentre.co.uk/eproxy carefully.

10.
Appointment of a proxy does not preclude you from attending the AGM and voting in person or electronically. If you have appointed a proxy and attend the AGM in person, your proxy appointment will automatically be terminated.

Proxies access to AGM electronically

11.
Please contact Computershare by email on corporate-representatives@computershare.co.uk or alternatively by calling 0370 703 0387, providing details of your proxy appointment including their email address so that unique credentials can be issued to allow the proxy to access the electronic meeting. Access credentials will be emailed to the proxy one working day prior to the AGM. Lines are open 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (excluding bank holidays in the UK).

Corporate Representatives access to AGM electronically

12.
Please contact Computershare by emailing corporate-representatives@computershare.co.uk providing details of your appointment of corporate representatives including their email address, confirmation that they wish to attend the AGM and a copy of a letter of representation, so that unique credentials can be issued to allow the corporate representative to access the electronic meeting. Access credentials will be emailed to the corporate representative one working day prior to the AGM. If documentation supporting the appointment of the corporate representative is supplied later than the deadline for appointment of a proxy (i.e. 2:00 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, by 2:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting)), issuance of unique credentials to access the AGM will be issued on a best efforts basis.

CREST Proxy Instruction

13.
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

14.
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Computershare (ID: 3RA50) by 2:00 p.m. (British Summer Time) on 12 May 2023. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

15.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In addition, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Website publication of audit concerns

16.
Under section 527 of the Act, Shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with section 437 of the Act (in each case) that the Shareholders propose to raise at the relevant meeting. The Company may not require the Shareholders requesting any such website publication to pay its expenses in complying with section 527 or 528 of the Act. Where the Company is required to publish a statement on a website, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM for the relevant financial year includes any statement that the Company has been required under section 527 of the Act to publish on a website.

Questions before or at the AGM

17.
Shareholders attending the AGM in person or electronically will have the right to ask questions. The Company also encourages Shareholders to submit questions to, or raise matters of concern in relation to the formal business of the AGM with, the Board by email to ir@immunocore.com, to arrive by no later than 2:00 p.m. (British Summer Time) on 5 May 2023. Please include your full name and contact details. The Company will endeavour to answer any questions received by Shareholders by the time specified above during the AGM.

Issued shares and total voting rights

18.
As at 14 April 2023 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 46,225,240 Ordinary Shares (including Ordinary Shares represented by ADSs), 2,164,960 Non-Voting Ordinary Shares and 5,793,501 Deferred Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company. The Non-Voting Ordinary Shares and the Deferred Shares do not entitle the holders thereof to vote at the AGM. Therefore, the total number of voting rights in the Company as at 14 April 2023 is 46,225,240.

Communication

19.
You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

20.	A copy of this notice, and other information required by the Act, can be found on the Company’s website at https://ir.immunocore.com.

VOTING INFORMATION FOR HOLDERS OF ORDINARY SHARES AND ADSs

1.          Holders of Ordinary Shares

When is my voting entitlement fixed?

To vote at the AGM, you must be a registered holder of Ordinary Shares at 6:30 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, at 6:30 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting). Your voting entitlement will depend on the number of Ordinary Shares that you hold at that time.

How can I vote at the AGM?

If you are a registered holder of Ordinary Shares, you can either (i) attend and vote at the AGM in person, (ii) attend and vote at the AGM electronically, or (iii) appoint the chair of the AGM or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a Shareholder, but must attend the AGM to represent you. We recommend that Shareholders appoint the chair of the AGM as their proxy.

You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy, provided it is in relation to different shares within your holding.

You can appoint a proxy and submit voting instructions:

-
by completing and returning the paper form of proxy enclosed with this notice, if applicable. Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;

-	by logging on to https://www.investorcentre.co.uk/eproxy and following the instructions; or

-	via the CREST electronic proxy appointment service (see notes 13 to 15 on pages 12 and 13).

If you own shares jointly with one or more other persons, then where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

By when do I have to submit my vote?

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 2:00 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, by 2:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting).

If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person or electronically and voting at the AGM.

I already voted but have changed my mind – can I change my vote?

You can submit a new voting instruction at any time before the time and date mentioned above. If you wish to amend a paper form of proxy, you may do so in writing by signing a new form of proxy or electronically by amending your voting instruction online.

The voting instruction received last will be the one that is followed. If you attend the AGM in person and wish to change your voting instruction, you could do so by submitting a poll card in person.

I hold shares on behalf of several others – can I vote part of the holding separately?

You can appoint more than one proxy using a paper form of proxy, provided it is in relation to different shares. You can only appoint one proxy through https://www.investorcentre.co.uk/eproxy.

Corporate Shareholders may either appoint one or more proxies, or alternatively appoint one or more corporate representatives in relation to different shares.

Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways.

I am a CREST member – can I use the CREST system to vote?

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST).

CREST ID number: 3RA50

CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

I have a power of attorney from a Shareholder – how can I vote?

You can vote using the paper form of proxy only. You must ensure that the valid power of attorney and the form of proxy have been deposited with the Registrar at The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom, by 2:00 p.m. (British Summer Time) on 12 May 2023 (or, if the AGM is adjourned, by 2:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting).

2.	Holders of ADSs

When is my voting entitlement fixed?

To instruct the Depositary to vote the Ordinary Shares represented by your ADSs, you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 10 April 2023. Your voting entitlement will depend on the number of ADSs you hold at that time.

How can I attend the AGM?

ADS holders cannot attend or vote at the AGM as such.

How can I vote the Ordinary Shares represented by my ADSs at the AGM?

If you are a registered holder of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 10 April 2023, you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send registered holders of ADSs as of 5:00 p.m. (Eastern Daylight Time) on 10 April 2023 an ADS voting instruction card and an explanatory depositary notice of meeting. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly.

If you are an ADS holder holding via a bank, broker or nominee, you need to contact your bank, broker or nominee to submit your vote and complete the paperwork required by said party by their required deadlines.

By when do I have to submit my ADS vote to the Depositary?

Voting instructions via the ADS voting instruction card must be received by the Depositary by 10:00a.m. (Eastern Daylight Time) on 10 May 2023 in the manner and at the address specified in the ADS voting instruction card.

If your instructions are not received by the Depositary by the appointed times, then under the terms of the deposit agreement between the Company and the Depositary, your ADSs may, under certain circumstances, be voted by a person designated by the Company.

I already voted as an ADS holder but have changed my mind – can I change my vote?

You can submit a new ADS voting instruction card at any time before 10:00 a.m. (Eastern Daylight Time) on 10 May 2023. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card.

The ADS voting instruction card last received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 10 May 2023 will be the one that is followed.

I hold my ADSs in a street name – can I still vote?

You should contact your bank, broker or nominee for information on how to vote your ADSs.

CONTACT DETAILS

Immunocore Holdings plc
92 Park Drive, Milton Park
Abingdon, Oxfordshire
United Kingdom
OX14 4RY
https://ir.immunocore.com

The Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
United Kingdom

Shareholder helpline - for information relating to your ordinary shares, please contact the Registrar on +44 370 703 0387. Calls outside the United Kingdom will be charged at the applicable international rate. The Registrar is open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays.

Depositary
Citibank ADR Holder Services
P.O. Box 43099
Providence, Rhode Island 02940-5000
USA

Tel: 1-877-CITI-ADR (toll free)
Tel: 1-781-575-4555 (outside US)
Fax 1-201-324-3284
E-mail at: Citibank@shareholders-online.com